sirit Inc.

03 NOV 12 7:21

October 30, 2003

03037253

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find copies of two news releases, NR #03-16 and NR #03-17, as well as a copy of the Material Change Report with respect to NR #03-16 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

/encl.

dlw 11/12

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

Reg. No. 82-3200

03 NOV 12 AM 7:21

sirit Inc.

NEWS RELEASE

October 29, 2003 **Trading Symbol: TSX: SI**

News Release #03-16

RFID by sirit

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces the Resignation of Alan G. Quasha from its Board

Toronto, ON – October 29, 2003 – SIRIT Inc. ("SIRIT") announced today that Alan G. Quasha has resigned from its Board of Directors in order to pursue other commitments he has made. William Staudt, Chairman and Chief Executive Officer of SIRIT stated that "the Board greatly appreciates Mr. Quasha's service and specifically his valued counsel in the year following the acquisition of SIRIT Technologies Inc.".

SIRIT also announced today that Evansville, Ltd. ("Evansville") sold approx 3.5 million common shares of SIRIT. Evansville, having participated in the recent rights offering for SIRIT, was looking to reduce its holdings and capitalize on the appreciation of SIRIT stock since the rights offering. The buyers included certain members of SIRIT's management team, its employees and its Board of Directors. Mr. Staudt further commented that he was pleased to see that certain members of the management team, its employees and its Directors substantially increased their holdings reflecting strong confidence in the future outlook for SIRIT.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

Reg. No. 82-3200

sirit Inc.

NEWS RELEASE

October 30, 2003 **Trading Symbol: TSX: SI**

News Release #03-17

RFID by Sirit

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Joins EPCglobal™

SIRIT continues its tradition of support for open standards for Radio Frequency Identification (RFID) by joining EPCglobal to help drive adoption of Electronic Product Code (EPC) technology throughout the supply network.

Toronto, ON – October 30, 2003 –SIRIT is pleased to announce that it has joined EPCglobal and is currently marketing and selling both UHF and HF EPC compliant readers. In furtherance of the rollout of the EPCglobal Network, SIRIT will continue developing multi-protocol readers in form factors designed to meet the needs of its supply chain customer base. SIRIT products support EPC-compliant HF and UHF tags that meet the specifications developed by EPCglobal and the Massachusetts Institute of Technology (M.I.T.) Auto-ID Center.

A joint venture between EAN International and the Uniform Code Council (UCC), EPCglobal is a not-for-profit organization entrusted by industry to establish and support the EPC Network as the global standard for immediate, automatic, and accurate identification of any item in the supply chain of any company, in any industry, anywhere in the world. EPCglobal's objective is to drive global adoption of the EPC Network™.

The EPC Network was developed by the Auto-ID Center, an academic research project headquartered at M.I.T. with labs at five leading research universities around the globe. The administrative functions of the Auto-ID Center will officially end on October 31, 2003 and the research functions will evolve into Auto-ID Labs. EPCglobal will continue to work very closely with Auto-ID Labs to refine the technology and meet needs identified in the future.

With recent announcements from, amongst others, Wal-Mart, the United States Department of Defense, and Proctor & Gamble of plans to deploy RFID technology in their supply chains EPCglobal has taken on an important position in setting and maintaining the standards for industry-wide adoption of the EPC. As a Solutions Partner member of EPCglobal, SIRIT will be participating in the upcoming EPCglobal Technology Expo from November 4-5, 2003 in Springdale, Arkansas. The Expo is widely expected to serve as a forum for Wal-Mart to provide additional details to its suppliers regarding the company's previously announced plans to adopt RFID technology for pallet and carton shipments to the retailer. Accordingly, the Expo will also serve as a unique opportunity for RFID vendors such as SIRIT to demonstrate EPC-compliant products and increase exposure to arguably the most significant early adopter customer base for RFID supply chain technology.

Loek d'Hont, Chief Technology Officer of SIRIT commented, "As we look to the next wave of growth in the RFID business centered on applications in the global supply chain we are pleased to have become a member of EPCglobal. SIRIT will take an active role in participating in standards development and business development activities to drive adoption of EPC Network standards. With our 10 years of history in RFID and with thousands of RFID readers deployed worldwide SIRIT will make a positive contribution to the ongoing efforts of EPCglobal." In connection with the company's membership Mr. d'Hont, a recognized RFID industry veteran, will become an active contributor to the efforts of EPCglobal's Hardware Action Group to help define and drive the development of standards.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About the Uniform Code Council, Inc.

The Uniform Code Council, Inc. (UCC) is a not-for-profit organization dedicated to the development and implementation of standards-based, global supply chain solutions. Under its auspices, the UCC operates two wholly owned subsidiaries, UCCnet and RosettaNet, and it co-manages its global EANUCC System with EAN International. UCC-based solutions, including business processes, XML standards, EDI transaction sets, and the bar code identification standards of the EANUCC System are currently used by more than one million member companies worldwide. For more information about the Uniform Code Council, please visit www.uc-council.org.

About EAN International

EAN International is the global not-for-profit organization that creates, develops and manages EANUCC standards jointly with the Uniform Code Council, one of its Member Organizations. These are open, global multisectoral information standards, based on best practices. By driving their implementation, EAN International and its Member Organizations play a leading role in improving supply and demand chain management worldwide.

EPCglobal and EPC Network are registered trademarks of EPCglobal.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

Reg. No. 82-3200

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

October 29, 2003

Item 3 **Press Release:**

News Release #03-16 dated October 29, 2003 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On October 29, 2003, SIRIT Inc. ("SIRIT") announced (a) the resignation of Alan G. Quasha as a director of SIRIT, effective October 29, 2003 and (b) that Evansville, Ltd. sold approximately 3.5 million common shares of SIRIT to buyers that included certain members of SIRIT's management team, its employees and its Board of Directors.

Item 5 **Full Description of Material Change:**

On October 29, 2003, SIRIT Inc. ("SIRIT") announced (a) the resignation of Alan G. Quasha as a director of SIRIT, effective October 29, 2003 and (b) that Evansville, Ltd. sold approximately 3.5 million common shares of SIRIT to buyers that included certain members of SIRIT's management team, its employees and its Board of Directors.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

October 30, 2003
Vancouver, BC

SIRIT Inc.

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary